UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

Integrated Electrical Services, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45811E 30 1

(CUSIP Number)

Jeffrey L. Gendell

1 Sound Shore Drive

Greenwich, Connecticut 06830

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 7, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45811E 30 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 5,642,723

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 5,642,723

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,642,723

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 45811E 30 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 5,642,723

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 5,642,723

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,642,723

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 45811E 30 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 3,267,284

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 3,267,284

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,267,284

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 45811E 30 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 3,267,284

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 3,267,284

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,267,284

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 45811E 30 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Overseas Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 591,443

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 591,443

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 591,443

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.7%

14.	Type of Reporting Person (See Instructions) IA, OO

CUSIP No. 45811E 30 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas Master Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 3,852,167

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 3,852,167

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,852,167

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.7%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 45811E 30 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Asset Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 3,852,167

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 3,852,167

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,852,167

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.7%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 45811E 30 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey L. Gendell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,158

	8.	Shared Voting Power 13,353,617

	9.	Sole Dispositive Power 10,158

	10.	Shared Dispositive Power 13,353,617

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,363,775

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 61.4%

14.	Type of Reporting Person (See Instructions) IN

Item 1.                          Security and Issuer

This Amendment No. 15 to Schedule 13D is being filed by the Reporting Persons to amend the Schedule 13D originally filed by certain of the Reporting Persons on May 18, 2006 (the “Original 13D”), as amended on August 25, 2006, January 11, 2007, September 7, 2007, December 19, 2007, March 5, 2008, November 10, 2008, October 23, 2009, February 3, 2010, March 10, 2010, May 13, 2010, February 11, 2011, July 21, 2011, September 17, 2013 and March 5, 2014 (the Original 13D, together with the amendments, the “Schedule 13D”) with respect to the common stock, par value of $.01 per share (the “Common Stock”), of Integrated Electrical Services, Inc. (the “Company”).  The principal executive offices of the Company are located at 5433 Westheimer Road, Suite 500, Houston, Texas 77056.

Item 2.                          Identity and Background

(a)                This statement is filed by:

(i) Tontine Capital Partners, L.P., a Delaware limited partnership (“TCP”), with respect to the shares of Common Stock directly owned by it;

(ii) Tontine Capital Management, L.L.C., a Delaware limited liability company (“TCM”), with respect to the shares of Common Stock directly owned by TCP;

(iii) Tontine Partners, L.P., a Delaware limited partnership (“TP”), with respect to the shares of Common Stock directly owned by it;

(iv) Tontine Management, L.L.C., a Delaware limited liability company (“TM”), with respect to the shares of Common Stock directly owned by TP;

(v) Tontine Overseas Associates, L.L.C., a Delaware limited liability company (“TOA”), with respect to the shares of Common Stock directly owned by it;

(vi) Tontine Capital Overseas Master Fund II, L.P. a Cayman Islands limited partnership (“TCP 2”) with respect to shares of Common Stock directly owned by it;

(vii)  Tontine Asset Associates, L.L.C., a Delaware limited liability company (“TAA”), with respect to the shares of Common Stock directly owned by TCP 2; and

(viii) Jeffrey L. Gendell (“Mr. Gendell”) with respect to the shares of Common Stock directly owned by him and each of TCP, TP, TOA and TCP 2.

TCP, TCM, TP, TM, TOA, TCP 2, TAA and Mr. Gendell are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)         The address of the principal business and principal office of each of TCP, TCM, TP, TM, TOA, TCP 2 and TAA is 1 Sound Shore Drive, Greenwich, Connecticut 06830.  The business address of Mr. Gendell is 1 Sound Shore Drive, Greenwich, Connecticut 06830.

(c)          The principal business of each of TCP, TP and TCP 2 is serving as a private investment limited partnership.  The principal business of TCM is serving as the general partner of TCP.  The principal business of TM is serving as the general partner of TP.  The principal business of TOA is that of managing its assets.  The principal business of TAA is serving as the general partner of TCP 2.  Mr. Gendell serves as the managing member of TCM, TM, TOA and TAA.

(d)         None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)           Each of TCP and TP is a limited partnership organized under the laws of the State of Delaware.  Each of TCM, TM, TOA and TAA is a limited liability company organized under the laws of the State of Delaware.  TCP 2 is a limited partnership organized under the laws of the Cayman Islands.  Mr. Gendell is a United States citizen.

Item 3.                          Source and Amount of Funds or Other Consideration

None of TCM, TM or TAA directly owns any shares of Common Stock.  Except as set forth in Item 4, the shares of Common Stock purchased by the Reporting Persons were purchased with working capital and on margin.  The Reporting Persons’ margin transactions are with UBS Securities LLC, on such firm’s usual terms and conditions.  All or part of the shares of Common Stock directly owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to the Reporting Persons.  Such loans bear interest at a rate based upon the broker’s call rate from time to time in effect.  Such indebtedness may be refinanced with other banks or broker dealers.

Item 4.                          Purpose of Transaction

On July 7, 2014, the Company issued pro rata, at no charge, to each holder of shares of Common Stock as of such date, the record date for the rights offering (the “Rights Offering”), one non-transferable subscription right for each share of Common Stock owned by such holder on such date. Each subscription right entitled the holder thereof to purchase 0.214578135 shares of Common Stock at a subscription price of $5.20 per share. Additionally, each holder who elected to purchase all of the shares of Common Stock available pursuant to its basic subscription rights was eligible to elect to subscribe for a portion of any shares of Common Stock that were not purchased by other stockholders through the exercise of their basic subscription rights, provided that the number of over-subscription shares each holder could elect to purchase could not exceed 100% of the number of shares of Common Stock that such holder subscribed for pursuant to its basic subscription rights. On August 7, 2014 the Company finalized share allocations related to the Rights Offering, and the Reporting Persons acquired 2,576,449 shares of Common Stock pursuant to its election to exercise its basic subscription rights and over-subscription privileges. The number of shares of Common Stock acquired by each Reporting Person is set forth in Item 5.

The Reporting Persons acquired their shares of Common Stock for investment purposes and in the ordinary course of business.  All of the Reporting Persons may dispose of securities of the Company at any time and from time to time in the open market, through dispositions in kind to parties holding an ownership interest in TCP, TP, TOA and/or TCP 2, or otherwise.  In addition, the Reporting Persons may obtain securities of the Company through open market purchases, transfers from other Reporting Persons or otherwise.

The Reporting Persons own approximately 61.4% of the Company’s outstanding Common Stock and can control the Company’s affairs, including (i) the election of directors who in turn appoint management, (ii) any action requiring the approval of the holders of Common Stock, including adoption of amendments to the Company’s corporate charter, and (iii) approval of a merger or sale of all or substantially all assets. The Reporting Persons can also control certain decisions affecting the Company’s capital structure.

James M. Lindstrom has served as Chief Executive Officer and President of the Company since October 2011 and has served as Chairman of the Company’s Board of Directors since February 2011. Mr. Lindstrom previously served as the Company’s Chief Executive Officer and President on an interim basis since June 2011.  Mr. Lindstrom was an employee of an affiliate of the Reporting Persons from 2006 until October 2011.  Further, David B. Gendell, the brother of Jeffrey L. Gendell and an employee of an affiliate of the Reporting Persons, has served as a member of the Company’s Board of Directors since February 2012.  While serving in such capacities, each of Mr. Lindstrom and Mr. Gendell may have the ability to affect the composition of the Company’s management and influence the business operations of the Company or extraordinary transactions outside the normal course of the Company’s business.  If the Reporting Persons dispose of all or a portion of their holdings in the Company, they may not retain sufficient voting power to cause Mr. Lindstrom and Mr. Gendell to continue to be directors.

Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.  Accordingly, the Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem to be in their best interests.

Except as set forth in the Schedule 13D, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act, or (j) any action similar to any of those enumerated in items (a) through (i) above.

Item 5.                          Interest in Securities of the Issuer

The following disclosure of share ownership by the Reporting Persons is as of the date of this Amendment No. 15 to Schedule 13D.

A. Tontine Capital Partners, L.P.

(a)  Aggregate number of shares beneficially owned: 5,642,723.   Percentage: 25.9%.  The percentages used herein and in the rest of Item 5 are calculated based upon 21,768,642 shares of Common Stock outstanding as of August 11, 2014 as disclosed in the Company’s Quarterly Report on Form 10-Q filed on August 11, 2014.

(b)  1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  5,642,723

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  5,642,723

(c)  On August 7, 2014, TCP acquired 1,088,366 shares of Common Stock in connection with the Rights Offering at a price of $5.20 per share.

(d)  TCM, the general partner of TCP, has the power to direct the affairs of TCP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

(e)  Not applicable.

B.  Tontine Capital Management, L.L.C.

(a)  Aggregate number of shares beneficially owned:  5,642,723.   Percentage:  25.9%.

(b)  1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:  5,642,723

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  5,642,723

(c)  TCM has not engaged in any transactions in Common Stock in the last 60 days.  On August 7, 2014, TCP acquired 1,088,366 shares of Common Stock in connection with the Rights Offering at a price of $5.20 per share.

(d)  Not applicable.

(e)  Not applicable.

C. Tontine Partners, L.P.

(a)  Aggregate number of shares beneficially owned: 3,267,284.   Percentage: 15.0%.

(b)  1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  3,267,284

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  3,267,284

(c)  On August 7, 2014, TP acquired 630,192 shares of Common Stock in connection with the Rights Offering at a price of $5.20 per share.

(d)  TM, the general partner of TP, has the power to direct the affairs of TP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of

TM and in that capacity directs its operations.

(e)  Not applicable.

D. Tontine Management, L.L.C.

(a)  Aggregate number of shares beneficially owned: 3,267,284.   Percentage: 15.0%.

(b)  1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  3,267,284

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  3,267,284

(c)  TM has not engaged in any transactions in Common Stock in the last 60 days. On August 7, 2014, TP acquired 630,192 shares of Common Stock in connection with the Rights Offering at a price of $5.20 per share.

(d)  Not applicable.

(e)  Not applicable.

E. Tontine Overseas Associates, L.L.C.

(a)  Aggregate number of shares beneficially owned: 591,443.   Percentage: 2.7%.

(b)  1. Sole power to vote or direct vote: 591,443

2. Shared power to vote or direct vote:  -0-

3. Sole power to dispose or direct the disposition: 591,443

4. Shared power to dispose or direct the disposition:  -0-

(c)  On August 7, 2014, TOA acquired 114,076 shares of Common Stock in connection with the Rights Offering at a price of $5.20 per share.

(d)  Mr. Gendell is the Managing Member of TOA and in that capacity directs its operations.

(e)  Not applicable.

F. Tontine Capital Overseas Master Fund II, L.P.

(a)  Aggregate number of shares beneficially owned: 3,852,167.  Percentage: 17.7%.

(b)  1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:   3,852,167

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  3,852,167

(c)  On August 7, 2014, TCP 2 acquired 741,859 shares of Common Stock in connection with the Rights Offering at a price of $5.20 per share.

(d)  TAA, the general partner of TCP 2, has the power to direct the affairs of TCP 2, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TAA and in that capacity directs its operations.

(e)  Not applicable.

G.  Tontine Asset Associates, L.L.C.

(a)  Aggregate number of shares beneficially owned:  3,852,167.   Percentage:  17.7%.

(b)  1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:  3,852,167

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  3,852,167

(c)  TAA has not engaged in any transactions in Common Stock in the last 60 days.   On August 7, 2014, TCP 2 acquired 741,859 shares of Common Stock in connection with the Rights Offering at a price of $5.20 per share.

(d)  Not applicable.

(e)  Not applicable.

H.  Jeffrey L. Gendell

(a)  Aggregate number of shares beneficially owned: 13,363,775.   Percentage: 61.4%.

(b)  1. Sole power to vote or direct vote:  10,158

2. Shared power to vote or direct vote:  13,353,617

3. Sole power to dispose or direct the disposition:  10,158

4. Shared power to dispose or direct the disposition:  13,353,617

(c)  On August 7, 2014, in connection with the Rights Offering, (i) TCP acquired 1,088,366 shares of Common Stock, (ii) TP acquired 630,192 shares of Common Stock, (iii) TOA acquired 114,076 shares of Common Stock, (iv) TCP 2 acquired 741,859 shares of Common Stock and (v) Mr. Gendell acquired 1,956 shares of Common Stock, in each case at a price of $5.20 per share.

(d)  Not applicable.

(e)  Not applicable.

Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.                          Material to be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 15, 2014
Date
/s/ Jeffrey L. Gendell
Signature

Jeffrey L. Gendell, individually, as managing member of Tontine Capital Management, L.L.C., general partner of Tontine Capital Partners, L.P., as managing member of Tontine Management, L.L.C., general partner of Tontine Partners, L.P., as managing member of Tontine Overseas Associates, L.L.C., and as managing member of Tontine Asset Associates, L.L.C., the general partner of Tontine Capital Overseas Master Fund II, L.P.

Name/Title